UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, on November 12, 2025, Kazia Therapeutics Limited (the “Company”) received a staff determination letter (the “Staff Letter”) from the Listing Qualifications department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company had not regained compliance with the minimum $35 million Market Value of Listed Securities requirement pursuant to Nasdaq Listing Rule 5550(b)(2) (the “MVLS Requirement”) by November 10, 2025. Pursuant to the Nasdaq listing rules and the Staff Letter, unless the Company timely requested a hearing before the Hearings Panel (the “Panel”), the Company’s securities would be subject to suspension/delisting. The Company timely requested a hearing before the Panel, which was scheduled for January 8, 2026.

On December 18, 2025, the Company received a letter from the Nasdaq Office of General Counsel notifying the Company that it has regained compliance with Listing Rule 5550(b)(1), the alternative $2.5 million minimum stockholders’ equity requirement to the MVLS Requirement, and that the Company is in compliance with all the applicable listing standards. Accordingly, the hearing was considered moot and cancelled, and Nasdaq has determined to continue the listing of the Company’s ADSs on The Nasdaq Capital Market.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statement on Form F-3 (File No. 333-281937).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
Name:	John Friend
Title:	Chief Executive Officer

Date:	December 19, 2025